Stantec Inc. 10160 - 112 Street Edmonton AB T5K 2L6 Tel: (780) 917-7000 Fax: (780) 917-7330

November 5, 2010
File:  1-32562

BY EDGAR PRIVATE CORRESPONDENCE

United States
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Armelin:

Reference:	Stantec Inc. Form 40-F for the fiscal year ended December 31, 2009 Response to SEC Comment Letter dated November 1, 2010

We are in receipt of your letter dated November 1, 2010 regarding our Form 40-F for the fiscal year ended December 31, 2009 (the “Comment Letter”). We will undertake to provide a fulsome and detailed response to the Comment Letter as soon as possible, but in any event no later than November 22, 2010.

We trust the foregoing is satisfactory.  We appreciate having received your comments and look forward to the opportunity to respond to them in detail.  Should you have any questions or concerns in the interim, please do not hesitate to contact me.

Sincerely,

STANTEC INC.

/s/ Dan Lefaivre

Dan J. Lefaivre, CMA
Senior Vice President & CFO
Tel: (780) 917-7071
Fax: (780) 917-7330
dan.lefaivre@stantec.com

Attachment:

c.	Ivor Ruste, Audit Committee Chair
Ross Haffie, Ernst & Young LLP

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